ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

May 11, 2018	Nathan Briggs
T: 202-626-3909
Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Corporate & Income Opportunity Fund

File Nos. 333-215581 and 811-21238

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on November 28, 2017 regarding Post-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 10 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Corporate & Income Opportunity Fund (the “Fund”) being offered on a delayed or continuous basis in reliance on Rule 415 under the Securities, which was filed with the SEC on October 27, 2017. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 3 to the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover

1.	Comment: The Fund discloses that it may, but is not required to, utilize various derivative strategies, including long and short positions, and may engage in short sales. Please confirm that the interest and dividend expenses related to short sales are reflected in the Fund’s fee table or add disclosure that the Fund has no current intention to engage in short sales.

Response: The Fund confirms that interest and dividend expenses associated with any short sales are reflected in the fee table in accordance with Form N-2. Although the Fund is not currently engaging in short sales, it may do so in the future and therefore has not made any changes to its disclosure in response to this Comment.

2.	Comment: The Fund discloses here and elsewhere that it may invest in securities of other investment companies, including, without limit, exchange-traded funds (“ETFs”), and may invest in foreign ETFs. Please confirm whether the Fund should include an “Acquired Fund Fees and Expenses” (“AFFEs”) line item to the fee table. In addition, if the Fund may invest in private investment companies, please clarify the disclosure to so state.

Response: The Fund confirms that it does not currently anticipate that any fees and expenses incurred indirectly by the Fund as a result of an investment in shares of one or more Acquired Funds (as defined in Form N-2) would exceed 0.01% of the Fund’s average net assets. Accordingly, the Fund has not included a separate line item for AFFEs in the expense table. The Fund confirms that it will reflect AFFEs in its expense table in accordance with Form N-2.

The Fund does not intend to invest in private funds as a principal investment strategy and has clarified the relevant disclosure as follows:

The Fund may also invest in securities of other open- and closed-end investment companies, including, without limit, exchange-traded funds (“ETFs”), and may invest in foreign ETFs.

Prospectus Summary

3.	Comment: On page 5, the disclosure sets forth the types of instruments in which the Fund may invest. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund principally invests. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As indicated by the Fund’s name and disclosed in the Fund’s principal investment strategies, the Fund utilizes a dynamic asset allocation strategy across multiple fixed-income sectors and has the flexibility to invest in a variety of debt and related instruments as a principal investment strategy from time to time and as market conditions change.

4.	Comment: The disclosure in this section sets forth 53 principal risks. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. See Item 8.3.(a) of Form N-2.

Response: In response to the Staff’s Comment, the Fund has removed the following risks from the “Principal Risks of the Fund” section: Equity Securities and Related Market Risk, Municipal Bond Risk, Inflation/Deflation Risk, Redenomination Risk, Market Disruption and Geopolitical Risk and Repurchase Agreement Risk.

Summary of Fund Expenses

5.	Comment: Under the section of the fee table titled “Annual Expenses,” please confirm that the Dividend Cost on Preferred Shares is correctly stated as 0.02%. The Fund’s shareholder report for the fiscal year ended July 31, 2017 discloses that the Fund made distributions to holders of Preferred Shares of approximately $3,233,000. Using the Fund’s net asset value of approximately $1,140,768,000, the Staff calculates an expense ratio of 0.28%. Please explain supplementally the Fund’s calculation or revise the Summary of Fund Expenses and Example accordingly.

Response: The Fund has revised the Summary of Fund Expenses and Example in Post Effective Amendment No. 3, such that Dividend Cost on Preferred Shares is stated as 0.51%.

Prospectus – Dividend Reinvestment Plan

6.	Comment: Please confirm that the Summary of Fund Expenses discloses all dividend reinvestment plan fees as required by Instructions 4 and 5 to Item 3.1 of Form N-2. For example, as disclosed in the section titled “Dividend Reinvestment Plan – Fees and Expenses,” if the agent that administers the Fund’s dividend reinvestment plan charges any transaction fees (except brokerage commissions), include a caption disclosing so in the fee table.

Response: The Fund confirms that the plan agent that administers the Fund’s dividend reinvestment plan does not charge transaction fees (except brokerage commissions) and has revised disclosure to indicate that transaction fees are not charged.

Prospectus - Repurchase of Common Shares; Conversion to Open-End Fund

7.	Comment: The Fund discloses that “if the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” Please confirm supplementally whether there is a specific repurchase plan contemplated by the Fund’s Board of Trustees and if so, the details of such plan.

Response: The Fund confirms it does not currently intend to repurchase its common shares and does not currently have a specific repurchase plan.

Prospectus Supplement – Plan of Distribution

8.	Comment: The Staff notes that the Plan of Distribution described in the Prospectus Supplement will need to be reviewed by the Financial Industry Regulatory Authority (“FINRA”).

Response: The Fund duly notes this Comment and confirms that the Plan of Distribution will be submitted to FINRA in connection with the Fund’s filing pursuant to Rule 497 under the Securities Act following effectiveness of the Registration Statement.

Statement of Additional Information (“SAI”)

9.	Comment: On page 7 of the SAI, the Fund discloses that “[i]n the case of privately issued mortgage-related securities, the Fund takes the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” As has been subsequently discussed with the Staff, please delete this disclosure and confirm supplementally that the Fund will treat non-agency residential mortgage-backed securities (“Private RMBS”) and non-agency commercial mortgage-backed securities (“Private CMBS”) as separate industries for purposes of the Fund’s industry concentration policy. Please also confirm supplementally that the Fund will associate, to the extent practicable, each privately issued asset-backed security held by the Fund with a particular “industry” for purposes of the Fund’s industry concentration policy. In addition, the Staff questions whether the Fund is in compliance with its industry concentration policy not to concentrate in any particular industry by categorizing certain asset-backed securities backed by home equity loans and mortgage trusts (the “Reviewed Securities”) as asset-backed securities other than mortgage-related securities (“Other ABS”).

Response: The Fund has removed the above-referenced disclosure and confirms that it will treat Private RMBS and Private CMBS as separate industries for purposes of its industry concentration policy. The Fund also confirms that, for purposes of its industry concentration policy, it will associate, to the extent practicable, each privately issued asset-backed security held by the Fund with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by PIMCO.

With respect to the Reviewed Securities, the Fund directs the Staff to PIMCO’s November 28, 2017 letter relating to PIMCO Corporate & Income Strategy Fund and PIMCO Income Opportunity Fund. As noted in that letter, PIMCO had historically categorized the Reviewed Securities as Other ABS, based on analysis by PIMCO of the type of assets underlying the Reviewed Securities. This approach was generally consistent with how others in the industry (including Bloomberg, Barclays, Moody’s and INTEX) categorized such instruments. However, as previously noted to the Staff, effective August 14, 2017, PIMCO determined to reclassify the Reviewed Securities as Private RMBS.

As of May 9, 2018, the Fund had 24.54% of its net assets invested in Private RMBS and 6.28% of its net assets invested in Private CMBS.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.

Wu-Kwan Kit, Esq.

David C. Sullivan, Esq.